Exhibit (h)(7)
FEE WAIVER AGREEMENT
     THIS FEE WAIVER AGREEMENT (the “Agreement”) is made as of November 14, 2005, by and between Pacific Funds (the “Trust”), a Delaware business trust, and Pacific Select Distributors, Inc. (the “Distributor”), a corporation domiciled in California.
WITNESSETH:
     WHEREAS, the Trust is a Delaware business trust and is registered with the Securities and Exchange Commission (“SEC”) under the Investment Company Act of 1940, as amended (the “1940 Act”) as an open-end management investment company; and
     WHEREAS, the Trust is authorized to issue shares of beneficial interest in separate series with each series representing interests in a separate portfolio of securities and other assets (each a “Fund,” and collectively, the “Funds”); and
     WHEREAS, the Trust has adopted Distribution and Service Plans for the Class A, Class B and Class C shares of the Trust (the “Plans”) pursuant to which certain distribution and service fees are paid to the Distributor; and
     WHEREAS, the Portfolio Optimization Funds currently invest all of their assets in the Class A Shares of other series of the Trust (the “Underlying Funds”); and
     WHEREAS, in order to avoid the duplication of the payment of distribution and service fees under the Plans, each Class of shares of the Portfolio Optimization Funds currently waives fees under the Plans equivalent to that charged by the Class A shares of the Underlying Funds in which they invest;
     NOW THEREFORE, in consideration of the promises and mutual covenants herein contained, it is agreed as follows:
I.	Fee Waiver.
During the term of this Agreement, the distribution and service fees payable by the Trust to the Distributor under the Plans with respect to each Class of shares of the Portfolio Optimization Funds shall be waived in an amount equal to the distribution and service fees charged by the Distributor to the Class A shares of the Underlying Funds in which the Portfolio Optimization Funds invest their assets from time to time.
II.	Term and Termination of Agreement.
This Agreement shall have a term through June 30, 2006. This Agreement will renew automatically for a successive one year terms unless one party gives 30 days notice of termination before the date of renewal.

III.	Miscellaneous.
A. Governing Law. This Agreement shall be governed by the laws of the State of Delaware, provided that nothing herein shall be construed in a manner inconsistent with the 1940 Act, the Investment Advisers Act of 1940, or any rules or order of the SEC hereunder, or any rules of the National Association of Securities Dealers, Inc.
B. Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the fees paid under the Plans or otherwise derived from the terms and provisions of the Plans, the 1940 Act, or other controlling legal or regulatory authority, shall have the same meaning as and be resolved by reference to such Plans, the 1940 Act, or controlling legal or regulatory authority.
C. Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.
          IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective officers designated below on the day and year first above written.

PACIFIC FUNDS

By:	/s/ James T. Morris

Name:	James T. Morris
Title:	President

PACIFIC SELECT DISTRIBUTORS, INC.

By:	/s/Adrian S. Griggs

Name:	Adrian S. Griggs
Title:	Vice President